Securities and Exchange Commission
Washington, D.C. 20549
Schedule 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Peloton Interactive, Inc.
(Name of Issuer)

Class A common stock
(Title of Class of Securities)
70614W100
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)
☐            Rule 13d-1(c)
☒            Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Names of Reporting Persons John Paul Foley
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 17,653,292
	6	Shared Voting Power 163,757
	7	Sole Dispositive Power 17,653,292
	8	Shared Dispositive Power 163,757
9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,817,049
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.6%[1]
12	Type of Reporting Person IN

1 The percentage reported in row 11 is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of Class A common stock and Class B common stock beneficially owned by the Reporting Person, assuming conversion of the Class B common stock into Class A common stock (and excluding the conversion of shares of Class B common stock held by other persons) and the exercise of options to purchase shares of Class A common stock and Class B common stock held by the Reporting Person that are exercisable within 60 days of February 11, 2022.

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ITEM 1. (a)    Name of Issuer:
Peloton Interactive, Inc. (the “Issuer”).
(b)Address of Issuer’s Principal Executive Offices:

441 Ninth Avenue, Sixth Floor, New York, NY 10001
ITEM 2. (a)    Name of Person Filing:

John Paul Foley
(b)Address or Principal Business Office:
The principal business address of Mr. Foley is c/o Peloton Interactive, Inc., 441 Ninth Avenue, Sixth Floor, New York, NY 10001.
(c)Citizenship of each Reporting Person is:
United States
(d)Title of Class of Securities:
Class A common stock, par value $0.000025 per share (“Class A common stock”).
(e)CUSIP Number:

70614W100
ITEM 3.
    Not applicable.
ITEM 4.Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A common stock of the Issuer as of February 11, 2022, based upon 302,778,818 shares of Class A common stock outstanding as of December 31, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
John Paul Foley	17,817,049	5.6%	17,653,292	163,757	17,653,292	163,757

Mr. Foley is the record holder of (i) 200,000 shares of Class A common stock, (ii) 5,166,232 shares of Class B common stock that may be converted on a one-for-one basis at the option of the holder, (iii) options to purchase 567,060 shares of Class A common

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stock that are exercisable within 60 days of February 11, 2022 and (iv) options to purchase 11,720,000 shares of Class B common stock that are exercisable within 60 days of February 11, 2022, of which 645,833 shares are unvested and subject to repurchase by the Issuer. In addition, Mr. Foley may be deemed to share beneficial ownership over (i) 13,757 shares underlying options to purchase Class A common stock held by Mr. Foley’s spouse that are exercisable within 60 days of February 11, 2022 and (ii) 150,000 shares of Class B common stock held by Mr. Foley’s spouse that are exercisable within 60 days of February 11, 2022, of which 30,479 shares are unvested and subject to repurchase by the Issuer.
ITEM 5.Ownership of Five Percent or Less of a Class.
    Not applicable.
ITEM 6.Ownership of More than Five Percent on Behalf of Another Person.
    Not applicable.
ITEM 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
    Not applicable.
ITEM 8.Identification and Classification of Members of the Group.
    Not applicable.
ITEM 9.Notice of Dissolution of Group.
    Not applicable.
ITEM 10. Certification.
Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2022

John Paul Foley

/s/ John Paul Foley

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